Oncolytics Biotech® to Present Clinical Findings of Pelareorep-Induced Immune Response in Breast Tumors at the ESMO Breast Cancer Virtual Meeting
AWARE-1 data demonstrate pelareorep-mediated priming of an adaptive immune response
Immune response biomarker correlates with changes in tumor microenvironment and primary endpoints

SAN DIEGO, CA and CALGARY, AB, May 4, 2020 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced the publication of an abstract for an electronic-poster (ePoster) to be presented as part of the ESMO Breast Cancer Virtual Meeting on May 23 & 24, 2020. The abstract highlights preliminary data on viral replication and a pelareorep-induced adaptive immune response in tumors from the Company's window-of-opportunity study, AWARE-1. The study combines the appropriate intervention for their breast cancer sub-type, plus pelareorep, with or without atezolizumab (Tecentriq®), followed by surgery in early-stage breast cancer.

The abstract, A window-of-opportunity study with atezolizumab and the oncolytic virus pelareorep in early breast cancer, was co-authored by Oncolytics Scientific Advisory Board member Dr. Aleix Prat, Head of Medical Oncology at the Hospital Clínic of Barcelona, Associate Professor of the University of Barcelona and the Head of the Translational Genomics and Targeted Therapeutics in Solid Tumors Group at August Pi i Sunyer Biomedical Research Institute (IDIBAPS), as well as several others at institutions across North America and Europe.

The Abstract reported that pelareorep treated patients experienced productive and tumor cell-specific pelareorep replication, an increase in CD8+ T cells, and an upregulation of the immune-checkpoint marker PD-L1. Four of the six patients exhibited an increase in tumor-associated cellularity and tumor-infiltrating lymphocytes (CelTIL), the primary endpoint, which is significant as an increase in CelTIL is associated with a favorable response to treatment. Importantly, our biomarker of T cell clonality was found to correlate with changes in the tumor microenvironment and CelTIL.

Abstracts are available in the ESMO Breast Cancer Virtual Meeting program at https://cslide.ctimeetingtech.com/breast2020/attendee/confcal/session/calendar/2020-05-23. The poster will be added to the Oncolytics corporate website shortly after the virtual presentation.

Abstract ID: 485
Presentation Number: 41P
Session Name: ePoster (ID 19)
Section: Biomarkers and translational research and precision medicine
Abstract Title: A window-of-opportunity study with atezolizumab and the oncolytic virus pelareorep in early breast cancer (REO-027, AWARE-1)
Session Date and Time: May 23, 6:00 am ET – 2:00 pm ET & May 24, 6:00 am ET – 1:30 pm ET

About AWARE-1
AWARE-1 is an open label window-of-opportunity study in early stage breast cancer enrolling 38 patients into five cohorts:
•Cohort 1 (n=10), HR+ / HER2- (pelareorep + letrozole)
•Cohort 2 (n=10), HR+ / HER2- (pelareorep + letrozole + atezolizumab)

•Cohort 3 (n=6), TNBC (pelareorep + atezolizumab)
•Cohort 4 (n=6), HR+ / HER2+ (pelareorep + trastuzumab + atezolizumab)
•Cohort 5 (n=6), HR- / HER2+ (pelareorep + trastuzumab + atezolizumab)

The study combines pelareorep with the standard of care according to breast cancer subtype and atezolizumab. Patients are biopsied on day one followed immediately by treatment, then again on day three, and a final biopsy after three weeks, on the day of their mastectomy. Data generated from this study is intended to confirm that the virus is acting as a novel immunotherapy and to provide comprehensive biomarker data by breast cancer sub-type. The primary endpoint of the study is overall CelTIL (a measurement of cellularity and tumor-infiltrating lymphocytes). Secondary endpoints for the study include CelTIL by breast cancer subtype, safety and tumor, and blood-based biomarkers.

About Breast Cancer
Breast cancer is the most common cancer in women worldwide, with over two million new cases diagnosed in 2018, representing about 25 percent of all cancers in women. Incidence rates vary widely across the world, from 27 per 100,000 in Middle Africa and Eastern Asia to 85 per 100,000 in Northern America. It is the fifth most common cause of death from cancer in women globally, with an estimated 522,000 deaths.

Breast cancer starts when cells in the breast begin to grow out of control. These cells usually form a tumor that can often be seen on an x-ray or felt as a lump. The malignant tumor (cancer) is getting worse when the cells grow into (invade) surrounding tissues or spread (metastasize) to distant areas of the body.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.
Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements, including the Company's belief as to the potential and mode of action of pelareorep as a cancer therapeutic, and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com